FOR IMMEDIATE RELEASE
February 1, 2000
Contact: George G. Hays
(602) 470-1414

                  ARIZONA INSTRUMENT CORPORATION (NASDAQ: AZIC)
                  SIGNS LETTER OF INTENT TO BE ACQUIRED BY CEO

Tempe,  Arizona,  February 1, 2000 . . .Arizona Instrument  Corporation (NASDAQ:
AZIC) and George G. Hays, its President and Chief Executive Officer, announced today that they had entered into a letter of intent pursuant to which a corporation to be formed by Mr. Hays, Harold D. Schwartz, and G. James Hays would acquire all of the Company's outstanding shares not owned by them at a price of $5.00 per share in cash. Mr. Schwartz is a member of AZI's board of Directors. G. James Hays is the father of George G. Hays. A Special Committee of the Board of Directors of AZI, which was formed in August 1999 to explore strategic alternatives, has recommended the proposed transaction as being in the best interests of AZI stockholders. The proposed purchase price of $5.00 per share represents a significant premium to the current price of AZI stock and the proposed transaction will provide valuable liquidity for AZI stockholders.

The transaction is subject to the approval by AZI's shareholders, the satisfactory completion of a due diligence investigation by Mr. Hays, the receipt of a fairness opinion, and certain other customary conditions. AZI currently believes that the shareholder vote and the closing of the transaction (if approved by the shareholders) could occur in the second quarter of this year. Arizona Instrument Corporation, an ISO 9000 registered company, designs, manufactures, and markets precision instruments used in quality control, industrial process control, and environmental monitoring applications.